February 9, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt and Pam Howell

Re:	Acceleration Request of HCM IV Acquisition Corp
Registration Statement on Form S-1 (File No. 333-291343)

Dear Mr. Holt and Ms. Howell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HCM IV Acquisition Corp (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on February 11, 2026, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, King & Spalding LLP, by calling Kevin Manz at (516) 225-7059.

*	*	*	*

Thank you for your assistance in this matter.

Very truly yours,

/s/ Steve Bischoff
Steve Bischoff
Chief Financial Officer

cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP